Exhibit 99.1

Date: February 9, 2023	800, 324 - 8 Avenue SW Calgary AB, T2P 2Z2 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Toronto Stock Exchange

New York Stock Exchange

Subject: SUNCOR ENERGY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 14, 2023
Record Date for Voting (if applicable) :	March 14, 2023
Beneficial Ownership Determination Date :	March 14, 2023
Meeting Date :	May 9, 2023
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	867224107	CA8672241079

Sincerely,

Computershare
Agent for SUNCOR ENERGY INC.